SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2004

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering raises 2004 guidance on the basis of strong 2nd quarter

Berlin, July 22, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that in the first half of 2004, the Schering AG Group achieved a net sales increase of 6 percent currency adjusted. Including currency effects (-3%), net sales increased by 3 percent to
EUR 2.4 billion. The operating profit during the first six months was EUR 413 million, 10 percent above previous year’s level. Net profit amounted to EUR 259 million, 4 percent above last year’s figure. Earnings per share increased by 5 percent to EUR 1.35.

"In the second quarter, our business continued to show a very solid growth. In addition, our measures for productivity improvement are already noticeable. Therefore, we are raising our guidance for 2004. We now expect our operating profit above 700 million Euro," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG.

During the first six months 2004, Schering’s top-10 selling products increased by 10 percent after adjusting for currency effects. Our innovative oral contraceptive Yasmin® showed outstanding growth with an increase of 72 percent currency adjusted. Yasmin® is the leading branded oral contraceptive in the U.S., with a total market share of above 10 percent.

In the second quarter, all Regions showed net sales increase in local currencies. In the U.S., Schering reported a sales growth in U.S.-Dollar of 11 percent (H1: +9%). In Europe, the positive development continued in the second quarter with a strong sales increase of 7 percent (H1: +7% also). The operating profit increased by 23 percent in the second quarter 2004.

Key data for the first six months (in comparison to the first six months of 2003):

– Net sales: EUR 2,407 million; +6% (after adjusting for currency effects); +3% (overall)
– Gross profit: EUR 1,832 million; +4%
– R&D costs: EUR 440 million; +1%
– Operating profit: EUR 413 million; +10%
– Net profit: EUR 259 million; +4%
– EPS basic: EUR 1.35; +5%
– Cash flow: EUR 372 million; -3%
– Number of employees: 26,141 (end of period); -2%

Key data for the second quarter (in comparison to the second quarter of 2003):

– Net sales: EUR 1,241 million; +7% (after adjusting for currency effects); +5% (overall)
– Gross profit: EUR 942 million; +8%
– R&D costs: EUR 227 million; +4%
– Operating profit: EUR 201 million; +23%
– Net profit: EUR 130 million; +6%
– EPS basic: EUR 0.68; +8%
– Cash flow: EUR 180 million; -4%

An analyst conference call, in English language, will be held and audio webcast on our homepage www.schering.de today at 16.00 hours CET.

Schering AG will publish its Interim Report for the first nine months on October 21, 2004.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96; friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Interim Report Q1-2/2004

(The German version of this Interim Report is authoritative)

Q1-2/2004 at a Glance

  NET SALES GROWTH: +6% CURRENCY ADJUSTED

  OPERATING PROFIT: +10%

  USA: +11% IN LOCAL CURRENCY IN Q2

In the first half of 2004, the Schering AG Group achieved a net sales increase of 6% currency adjusted. Net sales were still affected by the strong euro against the U.S. dollar and other major currencies (–3%), however this effect leveled off in the second quarter. In total, net sales increased in the first six months by 3% to €2,407m.

The operating profit during the first six months was €413m, 10% above previous year’s level. Net profit was €259m, increasing by 4% in comparison to the previous year’s figure. Earnings per share rose by 5% to €1.35.

Cash flows before working capital changes amounted to €372m, 3% below the first six months of 2003. The net of cash and cash equivalents, marketable securities, and bank loans and overdrafts was €442m in comparison to €629m at the end of 2003.

Key data	€m		Change	€m		Change
	Q1-2/2004	Q1-2/2003	in %	Q2/2004	Q2/2003	in %
Net sales	2,407	2,338	+3%	1,241	1,179	+5%
Gross profit	1,832	1,760	+4%	942	874	+8%
Operating profit	413	374	+10%	201	163	+23%
Profit before taxes	411	390	+5%	202	186	+9%
Net profit	259	250	+4%	130	123	+6%
Cash flow	372	382	–3%	180	187	–4%

Basic earnings per share (€)	1.35	1.28	+5%	0.68	0.63	+8%
Number of employees (average)	26,293	26,628	–1%	–	–	–

Top-selling products			Net sales Q1-2/2004	Change from Q1-2/2003
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	373	+2%	+5%
2.	Yasmin®	(fertility control)	194	+63%	+72%
3.	Magnevist®	(diagnostics)	149	+1%	+6%
4.	Ultravist®	(diagnostics)	124	+4%	+6%
5.	Iopamiron®	(diagnostics)	120	–5%	–4%
6.	Diane®	(gynecology)	97	–3%	–1%
7.	Mirena®	(fertility control)	96	+28%	+31%
8.	Microgynon®	(fertility control)	64	+6%	+10%
9.	Meliane®	(fertility control)	61	+5%	+7%
10.	Fludara®	(therapeutics)	53	–34%	–32%
	Total		1,331	+6%	+10%
Total as % of Group sales			55%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1-2/2004

Net sales by Region	€m		Change from Q1-2/2003				% of total
	Q1-2/2004	Q1-2/2003	total	volume/price	currency	structure	Q1-2/2004	Q1-2/2003
Europe Region*	1,248	1,169	+7%	+7%	0%	0%	52%	50%
United States Region	573	575	0%	+9%	–9%	0%	24%	25%
Japan Region	235	244	–4%	–4%	0%	0%	9%	10%
Latin America/Canada Region	191	177	+8%	+18%	–10%	0%	8%	8%
Asia/Pacific Region*	117	105	+11%	+13%	–2%	0%	5%	4%
Other Activities	43	68	–36%	–35%	–1%	0%	2%	3%
Total	2,407	2,338	+3%	+6%	–3%	0%	100%	100%

Q2/2004

Net sales by Region	€m		Change from Q2/2003				% of total
	Q2/2004	Q2/2003	total	volume/price	currency	structure	Q2/2004	Q2/2003
Europe Region*	632	591	+7%	+7%	0%	0%	51%	51%
United States Region	300	286	+5%	+11%	–6%	0%	24%	24%
Japan Region	132	122	+8%	+5%	+3%	0%	10%	10%
Latin America/Canada Region	97	94	+3%	+15%	–12%	0%	8%	8%
Asia/Pacific Region*	60	50	+19%	+21%	–2%	0%	5%	4%
Other Activities	20	36	–44%	–43%	–1%	0%	2%	3%
Total	1,241	1,179	+5%	+7%	–2%	0%	100%	100%
* Change in allocation of certain countries to the indicated Regions, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly.

Europe Region

Net sales in the Europe Region increased by 7% to €1,248m. Italy (+20%), Spain (+11%) and Great Britain (+9% currency adjusted) were strong growth markets. The positive development in this Region mainly was the result of further increases in net sales of Yasmin® and Mirena® of 65% and 17%, respectively. In addition, net sales of Fludara® increased by 19%, mainly due to the launch of the user-friendly oral version.

In Germany, sales volumes increased slightly due to the positive development of fertility control products such as Yasmin® and Valette®. In contrast, net sales decreased by 2% due to an increase of the government-imposed manufacturer’s rebate from 6% to now 16% on reimbursable products.

United States Region

In the United States Region, net sales in the first six months increased by 9% in local currency, whereas in the second quarter we recorded a good increase in net sales of 11% in local currency. Due to the weakness of the U.S. dollar, net sales in the first six months in euro amounted to €573m, remaining at previous year’s level.

Particularly Yasmin® (+62% currency adjusted) and Mirena® (+68% currency adjusted) contributed to this growth in local currency. Both products profited from direct-to-consumer (DTC) campaigns.

After wholesalers reduced their stock in the first quarter, net sales of Betaseron® stabilized in the second quarter. Net sales increased by 7% currency adjusted in the first six months of 2004.

Net sales of our application technology business for contrast media increased by 17% currency adjusted. This was due to increased sales volumes of CT injection systems.

Net sales of Fludara® continued to further decrease as expected, due to the loss of patent protection in August 2003 and the resulting generic competition.

Japan Region

In comparison to the previous year, net sales in the Japan Region decreased in local currency as well as in euro by 4% to €235m. Our top-selling product in Japan, the X-ray contrast medium Iopamiron®, recorded a price-related decrease in net sales of 6%.

Overcoming the purchase reluctance of wholesalers in the first quarter in anticipation of government-imposed price reductions effective April 1, 2004, sales volumes clearly increased by 11% in the second quarter. Therefore, net sales rose by 5% currency adjusted in the same period despite these price reductions.

Latin America/Canada Region

Net sales in the Latin America/Canada Region increased by 18% currency adjusted, in total by 8% to €191m. This solid growth particularly was driven by the excellent development in large single markets such as Brazil (+28% currency adjusted), Argentina (+17% currency adjusted), and Mexico (+14% currency adjusted).

Net sales of Yasmin® continued to develop very well so that we could further increase our market shares in the second quarter of 2004. In the largest market, Brazil, Yasmin® gained a market share of 10%, in Argentina 13%, and Mexico 16%.

Asia/Pacific Region

In the Asia/Pacific Region, net sales increased by 13% currency adjusted. Total net sales amounted to €117m, an increase of 11% compared to the previous year’s figure.

Countries with the highest net sales growth were China and Thailand. We expanded our business particularly in the areas of fertility control and X-ray contrast media.

Sales Trends by Business Area

Q1-2/2004

Net sales by Business Area and important indication areas*
	€m			Change from Q1-2/2003				% of total
	Q1-2/2004	Q1-2/2003	total	volume/price	currency	structure	Q1-2/2004	Q1-2/2003
Gynecology&Andrology	866	771	+12%	+16%	–4%	0%	36%	33%
Fertility control	729	624	+17%	+20%	–3%	0%	30%	27%
Hormone therapy	135	145	–6%	–2%	–4%	0%	6%	6%
Specialized Therapeutics	755	767	–2%	+1%	–3%	0%	31%	33%
Central nervous system (CNS)	413	406	+2%	+5%	–3%	0%	17%	17%
Oncology	211	228	–8%	–5%	–3%	0%	9%	10%
Cardiovascular	72	76	–6%	–4%	–2%	0%	3%	3%
Diagnostics&Radiopharmaceuticals	640	636	+1%	+4%	–3%	0%	27%	27%
X-ray contrast media	293	295	–1%	+1%	–2%	0%	12%	12%
MRI contrast agents	163	157	+4%	+8%	–4%	0%	7%	7%
Radiopharmaceuticals	62	69	–10%	–9%	–1%	0%	3%	3%
Application technologies	119	111	+7%	+17%	–10%	0%	5%	5%
Dermatology	105	101	+4%	+6%	–2%	0%	4%	4%
Other sources	41	63	–35%	–31%	–4%	0%	2%	3%
Total	2,407	2,338	+3%	+6%	–3%	0%	100%	100%

Q2/2004

Net sales by Business Area and important indication areas*
	€m			Change from Q2/2003				% of total
	Q2/2004	Q2/2003	total	volume/price	currency	structure	Q2/2004	Q2/2003
Gynecology&Andrology	439	394	+11%	+14%	–3%	0%	35%	33%
Fertility control	375	322	+16%	+19%	–3%	0%	30%	27%
Hormone therapy	63	72	–11%	–9%	–2%	0%	5%	6%
Specialized Therapeutics	388	384	+1%	+3%	–2%	0%	31%	33%
Central nervous system (CNS)	217	198	+10%	+12%	–2%	0%	17%	17%
Oncology	106	121	–13%	–11%	–2%	0%	9%	10%
Cardiovascular	37	38	–5%	–5%	0%	0%	3%	3%
Diagnostics&Radiopharmaceuticals	339	319	+6%	+8%	–2%	0%	27%	27%
X-ray contrast media	155	145	+7%	+7%	0%	0%	12%	12%
MRI contrast agents	87	80	+8%	+11%	–3%	0%	7%	7%
Radiopharmaceuticals	31	34	–9%	–9%	0%	0%	3%	3%
Application technologies	65	58	+11%	+18%	–7%	0%	5%	5%
Dermatology	57	50	+12%	+14%	–2%	0%	5%	4%
Other sources	18	32	–42%	–39%	–3%	0%	2%	3%
Total	1,241	1,179	+5%	+7%	–2%	0%	100%	100%
* The indented figures do not add up to the total sales figures as only the important indication areas are listed.

Gynecology&Andrology

Net sales in the Gynecology&Andrology business area increased by 16% currency adjusted. This high increase was mainly due to Yasmin® (+72% currency adjusted) and Mirena® (+31% currency adjusted), our innovative birth control products.

In the U.S., we increased our shares in the oral contraceptive market with Yasmin® to over 10%. Our DTC campaign will further enhance the awareness for this novel oral contraceptive. We further expanded our market shares in major European markets as well. For example, in Italy we have a market share of 20%, in Spain 17%.

We reached an important milestone in the field of hormone therapy in June of 2004 with the approval of Menostar® in the U.S. Menostar®, a once-a-week patch for osteoporosis prevention, will be launched in the U.S. in August 2004. Due to its ultra-low dosage, Menostar® also can be used by women with an intact uterus.

In the beginning of July, Nebido™, a new product for the treatment of testosterone deficiency (hypogonadism) in men, was approved in the European Union. Testosterone deficiency can lead to severe health problems and can considerably impair quality of life. The innovative formulation of Nebido™ guarantees that the blood testosterone level remains steady and normal for a period of about twelve weeks. Therefore, the amount of necessary injections can be reduced from up to 22 to only
4 per year.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased by 1% currency adjusted. Net sales of Betaferon® rose by 5% currency adjusted. After the reduction in stock of U.S. wholesalers in the first quarter, sales stabilized in the second quarter.

The efficacy of a double-dose of Betaferon® (500 mcg) is currently being evaluated in the BEYOND study. First results show that a new higher-dosed regimen for treatment of the relapsing-remitting type of multiple sclerosis can have a positive effect in comparison to the standard regimen (250 mcg). In April 2004, promising data on this higher dose regimen was introduced at the American Academy of Neurology (AAN) meeting in San Francisco. In addition, results of the OPTIMS study, also presented at the AAN meeting, support this assumption: patients who switched to a higher Betaferon® dose (375 mcg) were 72% less at risk for active disease on monthly magnetic resonance imaging (MRI) scans than those with the standard dose.

In line with our development of PTK/ZK in oncology, we completed the enrollment for the CONFIRM 1 study in the second quarter of 2004. CONFIRM 1 is a Phase III study designed to evaluate safety and efficacy of PTK/ZK in combination with chemotherapy in more than 1,000 previously untreated patients with metastatic colorectal cancer. The substance PTK/ZK is a joint development with Novartis AG. It is a novel, once daily oral angiogenesis inhibitor designed to target the tumor blood vessels, slowing tumor growth and spread.

In May of 2004, new follow-up data from a Phase II trial of Leukine® for the treatment of Crohn’s disease was presented at the Digestive Disease Week, the annual gastroenterological congress in the U.S. The data shows that clinical response remains after drug discontinuation. In approximately 15% of patients, the response to therapy was maintained for at least six months. Leukine®, due to its novel mode of action, may offer the advantage of avoiding serious side effects often associated with presently available therapies.

Diagnostics&Radiopharmaceuticals

Net sales in the Diagnostics&Radiopharmaceuticals business area increased by 4% currency adjusted. We further expanded our business with application technologies for contrast media (+17% currency adjusted) as well as with our contrast agents for MRI (+8% currency adjusted).

After filing MS-325, our innovative contrast agent for magnetic resonance angiography (MRA), in December of 2003 in the U.S., we submitted the product for registration in the European Union in June of 2004. In comparison to currently available contrast agents, MS-325 has a higher efficacy and an extended imaging time window, due to the prolonged blood residence time. Therefore, it provides more flexibility and reliability to perform comprehensive diagnostic work-ups. We expect to launch MS-325 in the market starting in 2005.

Dermatology

In the Dermatology business area, we recorded an increase in net sales of 6% currency adjusted. Finacea™ developed exceptionally well, almost doubling net sales in the U.S. Approximately one year after launch, Finacea™ has gained a market share of new prescriptions by dermatologists of 30%. Finacea™ is used for the treatment of rosacea, a widespread, chronic skin disease.

Performance

Gross profit in the first six months of 2004 amounted to €1,832m compared to €1,760m in the previous year. Gross margin was at 76.1% due to an increased share of higher margin products, 0.8 percentage points above the previous year’s figure. The operating costs were influenced by positive exchange rate effects as well as restrictive cost-alignment measures. Hence, costs of marketing and selling increased by 2% to €773m, engineering and administration costs declined by 7% to €253m. Research and development costs amounted to €440m, 1% above the previous year’s figure. The Other operating result decreased from €80m to €47m. This was mainly due to lower gains from exchange rate hedges. In contrast, the termination of goodwill amortization had a positive effect of €22m. In total, the operating profit in the first six months amounted to €413m, 10% above the previous year’s figure.

The financial result in the first six months amounted to €–2m in comparison to €16m in the previous year, when we recorded €22m from the sale of Oy Leiras Finland AB. Despite the omission of the corporate income tax reduction relating to dividends, the tax rate remained unchanged at 36%. Net profit amounted to €259m, 4% above last year’s figure. Earnings per share increased by 5% to €1.35, benefiting from the lower average amount of shares.

In the second quarter 2004, the gross margin clearly improved by 1.8 percentage points to 75.9%. The improved gross margin and the operating costs, which at 3% increased under-proportionally to net sales, led to an operating profit of €201m (+23%). Due to the lower financial result, net profit in the second quarter increased by 6% to €130m. Earnings per share amounted to €0.68 (+8%).

Liquidity and capital resources

Cash flows before working capital changes amounted to €372m, 3% below the figure for the first six months of 2003. Inventories and receivables increased in total by €62m. We reduced liabilities and provisions by €77m. In total, cash flows from operating activities remained with €233m on the previous year’s level.

Cash flows used in investing activities amounted to €168m and particularly included the purchase of fixed assets. Cash flows used in financing activities decreased by 15% in comparison to the previous year’s figure to €226m. This included €109m for the buyback of 2.8 million treasury shares. The dividend paid during the reporting period for fiscal year 2003 amounted to €178m. An increase in financial liabilities resulted in a cash inflow of €61m.

Cash and cash equivalents decreased to €408m compared to €566m as of December 31, 2003. The net cash position (cash and cash equivalents and marketable securities less bank loans and overdrafts) amounted to €442m (December 31, 2003: €629m).

Financial situation

The balance sheet total was €5,372m, slightly below the figure as of December 31, 2003. Non-current assets increased by €33m or 2% to €2,084m. The increase in goodwill is related to the first time adoption of IFRS 3 under which negative goodwill of €10m was allocated directly to equity.

Current assets decreased by €71m to €3,094m, primarily due to a decrease of cash and cash equivalents by €158m. Inventories increased by €67m to €1,063m.

Total equity amounted to €2,927m, €9m above the figure as of December 31, 2003. Within equity, the net profit of €259m as well as currency translation adjustments recognized directly as Other comprehensive income (€34m) were offset by the dividend payment of €178m for fiscal year 2003 and share buybacks of €109m in total. Total equity now also contains, due to changed presentation requirements, minority interest in the amount of €18m (December 31, 2003: €16m). In total, the equity ratio was 54% as at the end of 2003.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2004 will amount to approximately €240m (2003: €231m). Of this investment, 48% has been allocated to Germany, 16% to the other countries of the European Union and 26% to the U.S. This will enable us to respond to increased demand for product volume, to regulatory standards and to technological developments.

Personnel

Personnel	Q1-2/2004	Q1-2/2003	Change	Year 2003
Employees (average)	26,293	26,628	–1%	26,561
Personnel costs* (€m)	780	796	–2%	1,574
* Wages and salaries, social security and support payments, pensions

Number of employees (end of period)	June 30, 2004	June 30, 2003	Change	December 31, 2003
Schering AG	8,011	8,272	–3%	8,283
Europe Region*	8,136	8,268	–2%	8,118
United States Region	3,709	3,714	0%	3,711
Japan Region	1,524	1,568	–3%	1,560
Latin America/Canada Region	2,492	2,458	+1%	2,456
Asia/Pacific Region*	1,495	1,434	+4%	1,436
Other Activities	774	903	–14%	810
Total	26,141	26,617	–2%	26,374
* Change in allocation of certain countries to the indicated Regions, Asia/Middle East Region renamed Asia/Pacific Region, previous year’s figures have been adjusted accordingly.

The Group-wide reduction of personnel capacities primarily was the result of the consolidation process of our global production sites. The production areas of Schering AG as well as, in the Other Activities, our Mexican subsidiary Proquina particularly were affected. In the Europe Region, we recorded a slight reduction in our development functions in Finland. In addition, we closed our production facility in Austria. The reduction in personnel in Japan was the result of the ongoing restructuring of our sales force.

Changes in the Executive Board

On July 5, 2004, the Supervisory Board of Schering AG appointed Dr. Karin Dorrepaal to the Executive Board. Dr. Dorrepaal will be joining the company on September 1, 2004 and will be responsible for the Global Business Unit Diagnostic Imaging as well as for the areas Supply Chain and Procurement.

At the same time, the Supervisory Board extended the appointment of the Chairman of the Executive Board, Dr. Hubertus Erlen, until 2008.

FOCUS Initiative

In mid-June of 2004, we presented the results of our FOCUS Initiative, a comprehensive review of strategic, operational and organizational aspects.

Concentration on areas with high growth potential

The reshaping of the business portfolio will enable us to concentrate our efforts on those fields with the best growth prospects for Schering. As of January 1, 2005, Schering will focus on the following four major business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging, and Specialized Therapeutics. This new structure combines high growth potential with already-existant, profitable business expertise. We believe that this strategy will significantly increase the value of our company.

At the same time, we will shift research and development resources from non-core fields into core portfolio areas to fully exploit their potential. Therefore, all research and development activities in the area of Cardiovascular and Central Nervous System diseases, excluding multiple sclerosis and Spheramine in Parkinson’s disease, will be terminated.

Separation of Dermatology business

Another result of the strategic review is the creation of a separate legal entity for the dermatology business. This stand-alone company will have the flexibility to build up critical mass by actively pursuing cooperations and partnerships with third parties. Our goal is to build up a global dermatology business and to finance promising projects in early development stages.

Increase of profitability

Significant profit contributions from continued business growth as well as a comprehensive productivity improvement program will contribute to the achievement of an operating profit margin of 18% by 2006. The program will deliver cost reductions of more than €200m in the areas of production, administration and development. Headcount reductions will contribute to the overall cost reductions.
A headcount reduction of 1,100 has already been contractually secured, a further headcount reduction of 900 will be completed by 2006.

Schering AG shares

The Schering AG shares outperformed the German share index DAX by 21% and the STOXX healthcare sector index by 18% in the first six months of 2004. The share price closed at €48.43 at the end of June 2004, 21% above the figure as of December 31, 2003.

At our extraordinary analyst meeting on June 15, 2004, the Executive Board presented the results of the FOCUS Initiative, a comprehensive review of strategic, operational and organizational aspects.

As part of our current share buyback program, 2.8 million treasury shares were acquired in the course of the first six months. Another 1.2 million treasury shares were bought back as of July 12, 2004 so that the current share buyback program is completed. At our Annual General Meeting, the Executive Board received authorization to acquire up to 19.4 million treasury shares.

Schering AG share ratios	Q1-2/2004	Q1-2/2003	Q2/2004	Q2/2003	Year 2003
Basic earnings per share (€)	1.35	1.28	0.68	0.63	2.28

	June 30, 2004	June 30, 2003	Dec. 31, 2003
Share price (€)	48.43	42.58	40.15
Market capitalization (€m)	9,250	8,261	7,789
Total equity (€m)	2,927	2,829	2,918
Number of shares in millions)	191	194	194

Consolidated Income Statements

€m

	Q1-2/2004	Q1-2/2003	Change	Q2/2004	Q2/2003	Change	Year 2003
Net sales	2,407	2,338	+3%	1,241	1,179	+5%	4,828
Cost of sales	–575	–578	–1%	–299	–305	–2%	–1,233
Gross profit	1,832	1,760	+4%	942	874	+8%	3,595
Costs of
marketing and selling	–773	–759	+2%	–405	–379	+7%	–1,525
engineering and administration	–253	–272	–7%	–134	–147	–9%	–566
research and development	–440	–435	+1%	–227	–219	+4%	–924
Other operating expenses/income	47	80		25	34		106
Operating profit	413	374	+10%	201	163	+23%	686
Result from investments	7	19		6	20		23
Other financial result	–9	–3		–5	3		–8
Profit before taxes	411	390	+5%	202	186	+9%	701
Income taxes	–150	–139	+8%	–71	–63	+13%	–255
Profit for the period	261	251	+4%	131	123	+7%	446

Attributable to:
Net profit	259	250	+4%	130	123	+6%	443
Minority interest	2	1		1	0		3

Basic earnings per share (€)	1.35	1.28	+5%	0.68	0.63	+8%	2.28
Diluted earnings per share* (€)	1.34	1.28	+5%	0.67	0.63	+6%	2.28
* Diluted by stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets	June 30, 2004	December 31, 2003
Goodwill	369	356
Other intangible assets	355	367
Property, plant and equipment	1,234	1,213
Financial assets	106	89
Other non-current assets	20	26
Non-current assets	2,084	2,051

Inventories	1,063	996
Receivables and other assets	1,417	1,430
Marketable securities	206	173
Cash and cash equivalents	408	566
Current assets	3,094	3,165
Deferred taxes	194	173
	5,372	5,389

Equity and liabilities	June 30, 2004	December 31, 2003

Paid-up capital	528	528
Retained earnings	2,381	2,374
Equity before minority interest	2,909	2,902
Minority interest	18	16
Total equity	2,927	2,918

Non-current provisions	1,032	1,048
Non-current liabilities	37	62
Non-current provisions and liabilities	1,069	1,110
Current provisions	636	660
Current financial liabilities	166	74
Other current liabilities	558	614
Current provisions and liabilities	1,360	1,348
Deferred taxes	16	13
	5,372	5,389

Consolidated Cash Flow Statements

€m

	Q1-2/2004	Q1-2/2003	Year 2003
Profit for the period	261	251	446
Depreciation of fixed assets	134	147	312
Change in long-term provisions	–17	–12	24
Other non-cash expenses and income	0	26	26
Result from disposal of fixed assets	–6	–30	–42
Cash flows before working capital changes	372	382	766
Change in inventories and receivables	–62	–130	–256
Change in liabilities and provisions (other than long-term)	–77	–16	71
Cash flows from operating activities	233	236	581
Purchase of fixed assets	–168	–144	–318
Proceeds from disposal of fixed assets	29	58	123
Purchase and sale of marketable securities	–29	43	36
Acquisitions net of cash acquired	–	–	–2
Cash flows used in investing activities	–168	–43	–161
Dividend payments	–178	–181	–182
Change in financial liabilities	61	6	25
Purchase of treasury shares	–109	–90	–90
Cash flows used in financing activities	–226	–265	–247
Net change in cash and cash equivalents	–161	–72	173
Effects of exchange-rate movements on cash and cash equivalents	3	–6	–15
Cash and cash equivalents at January 1	566	408	408
Cash and cash equivalents at June 30 / December 31	408	330	566

Consolidated Statements of Changes in Equity

€m
	Paid-up capital	Other retained earnings	Currency translation adjustment	Financial instruments	Minority interest	Total equity
January 1, 2003	528	2,512	–133	27	15	2,949
Changes in unrealized gains/losses	–	–	–	–10	–	–10
Translation adjustments	–	–	–90	–	0	–90
Other Comprehensive Income	–	–	–90	–10	0	–100
Profit for the period	–	250	–	–	1	251
Dividend payments		–180	–	–	–1	–181
Purchase of treasury shares	–	–90	–	–	–	–90
June 30, 2003	528	2,492	–223	17	15	2,829

January 1, 2004	528	2,685	–327	16	16	2,918
Changes in unrealized gains/losses	–	–	–	–9	–	–9
Translation adjustments	–	–	34	–	0	34
Other Comprehensive Income	–	–	34	–9	0	25
Profit for the period	–	259	–	–	2	261
Dividend payments	–	–178	–	–	0	–178
First-time adoption IFRS 3 "Business Combinations"	–	10	–	–	–	10
Purchase of treasury shares	–	–109	–	–	–	–109
June 30, 2004	528	2,667	–293	7	18	2,927

Segment Reporting

€m
Q1-2/2004	Segment net sales	Internal net sales	External net sales	Change year-on-year	Segment performance*	Change year-on-year	Segment result*	Change year-on-year
Europe Region**	1,729	481	1,248	+7%	574	+13%	330	+20%
United States Region	576	3	573	0%	174	+5%	35	–8%
Japan Region	235	–	235	–4%	80	–19%	41	–9%
Latin America/Canada Region	222	31	191	+8%	69	+11%	31	+55%
Asia/Pacific Region**	122	5	117	+11%	49	+20%	24	+41%
Other Activities	53	10	43	–36%	25	–19%	13	+333%
Segment total	2,937	530	2,407	+3%	971	+7%	474	+19%
Research and development expenses	–	–	–	–	–440	+1%	–	–
Central production overheads and production variances	–	–	–	–	–57	–20%	–	–
Other	–	–	–	–	–61	+154%	–61	+154%
Schering AG Group	2,937	530	2,407	+3%	413	+10%	413	+10%

€m
Q1-2/2003	Segment net sales	Internal net sales	External net sales	Change year-on-year	Segment performance*	Change year-on-year	Segment result*	Change year-on-year
Europe Region**	1,645	476	1,169	–2%	506	–6%	275	–9%
United States Region	577	2	575	–9%	165	–2%	38	–25%
Japan Region	244	–	244	–12%	99	–2%	45	+7%
Latin America/Canada Region	213	36	177	–22%	62	–11%	20	–9%
Asia/Pacific Region**	112	7	105	–18%	41	–23%	17	–43%
Other Activities	131	63	68	–18%	31	–31%	3	–83%
Segment total	2,922	584	2,338	–8%	904	–7%	398	–14%
Research and development expenses	–	–	–	–	–435	–3%	–	–
Central production overheads and production variances	–	–	–	–	–71	+20%	–	–
Other	–	–	–	–	–24	–64%	–24	–64%
Schering AG Group	2,922	584	2,338	–8%	374	–6%	374	–6%

* Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

    The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

** As of January 1, 2004 we have changed the allocation of certain countries to the Europe Region and the Asia/Middle East Region and have renamed the Asia/Middle East Region into Asia/Pacific Region. The countries of the Middle East and the countries Egypt and Libya are now part of the Europe Region, whereas Australia and New Zealand are now part of the Asia/Pacific Region. Previous year’s figures have been adjusted accordingly.

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting principles as in the preparation of our Annual Financial Statements 2003 with the exception of the following new regulations:

As of January 1, 2004 we have adopted all changes of existing standards resulting from the IASB’s Improvements Project, as well as IFRS 2 "Share-Based Payments" and IFRS 3 "Business Combinations" and consequently also IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004). Accordingly, we no longer amortize goodwill. Goodwill now will be tested for impairment annually. The negative goodwill resulting from the acquisition of CIS bio international has been allocated directly to retained earnings. In the first half of 2003, we recognized goodwill amortization in the amount of €22m in the operating profit. In the same period, net profit was impacted by €21m. According to the revised IAS 1, assets and liabilities are presented using a current/non-current classification. Other changes had no material impact on the Group’s financial position, performance and cash flows.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (Basis: 1€)		Average rate (Basis: 1€)
	June 30, 2004	June 30, 2003	Q1-2/2004	Q1-2/2003
U.S. dollar	1.22	1.14	1.22	1.11
Pound sterling	0.67	0.69	0.67	0.69
Brazilian real	3.78	3.29	3.66	3.54
Japanese yen	132.40	137.32	132.22	132.55

Outlook

We expect the good development of our business to continue in the second half of the year and anticipate net sales growth for fiscal year 2004 in local currencies in the mid-single digit range.

We raise our guidance for the operating profit from €663m to over €700m. This includes restructuring charges in the amount of approximately €30m. We expect earnings per share to exceed €2.26 (previous guidance: €2.18). The raising of our outlook is based on the continuing good business development and further increases in productivity.

The basis for this guidance is an expected average amount of shares of approximately 191 million as well as an exchange rate of US$1.20 per €.

Berlin, July 21, 2004

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on July 21, 2004, the Interim Report Q1-2/2004 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, July 21, 2004

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Susan Crisp-Jungklaus
Name: Dr. Susan Crisp-Jungklaus
Title: Head of Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head of Business and Financial
Communication Schering AG

Date: July 22, 2004